Mail Stop 4561

August 17, 2009

James M. Whitehurst
Chief Executive Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

>   **Re: Red Hat, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 28, 2009**
>   **Filed April 29, 2009**
>   **File No. 001-33162**

Dear Mr. Whitehurst:

We have reviewed your response letter dated July 31, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 7, 2009.

Form 10-K for the Fiscal Year Ended February 28, 2009

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed June 26, 2009)

Compensation Discussion and Analysis

Annual Cash Bonus

Bonus Amount Based on Individual Performance, page 34

1.   We note your response to prior comment number 5, in which you elaborate on certain individual performance goals used to determine cash bonus amounts for your named executive officers for fiscal 2009. Please clarify in your response and in future filings whether each of your named executive officers has the same or

different individual performance goals, as this matter is unclear from the information provided to date. If the named executive officers have different goals, please identify the individual goals for each named executive officer, to the extent material to an understanding of your compensation policies and decisions. See Item 402(b)(2)(vii) of Regulation S-K.

2.   In addition, please explain how you concluded that the individual performance goals for your named executive officers were achieved at the 125% level when determining cash bonus awards for fiscal 2009, as disclosed on page 33 of your proxy statement. Advise whether the compensation committee makes a subjective determination based solely on qualitative individual performance measures. In this regard, we note that you refer on page 33 to the "assessment of individual performance against pre-determined *quantitative and qualitative* measures" used to determine cash bonuses, but it appears from your response letter and disclosure elsewhere in your filing that the individual performance goals are all qualitative in nature. Further, although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight into how qualitative inputs are translated into actual determinations regarding executive compensation. Please provide conforming disclosure to the extent applicable in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 if you have any questions regarding these comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief